Via EDGAR and by courier

February 16, 2016

Dear Ms. Barros:

On behalf of Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), this letter responds to the comment issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the applicability of Note A to Schedule 14A (“Note A”), that you conveyed during our February 12, 2016 telephone conversation concerning Amendment No. 1 to the Registration Statement on Form S-4 filed by Marriott International, Inc. (“Marriott”) with the Commission on January 27, 2016 (File No. 333-208684) (the “Marriott-Starwood Registration Statement”), containing the joint proxy statement/prospectus of Starwood and Marriott relating to the proposed acquisition of Starwood by Marriott (the “Marriott-Starwood Transaction”).

You have asked for our view regarding the applicability of Note A to the Marriott-Starwood Transaction and the Marriott-Starwood Registration Statement.

As we respectfully advised the Staff, Starwood and Marriott continue to believe that Note A1 is inapplicable to the Marriott-Starwood Transaction and the Marriott-Starwood Registration Statement, because, among other reasons, the Marriott-Starwood Transaction (which is the subject of the Marriott-Starwood Registration Statement) does not “involve[]” the proposed spin-off of Starwood’s vacation ownership business Vistana Signature Experiences, Inc. (“Vistana”) and subsequent merger of Vistana with a subsidiary of Interval Leisure Group, Inc. (“ILG”), as described in Amendment No. 1 to the Registration Statement on Form S-4 filed by ILG on January 26, 2016 (File No. 333-208567) (the “ILG Registration Statement” and such transaction, the “Vistana-ILG Transaction”), or any other spin-off, split-off or other analogous separation or distribution of Vistana from Starwood, or any sale of Vistana by Starwood (collectively with the

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Note A to Schedule 14A provides that “[w]here any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this Schedule, the information called for by such other items shall also be given.” Therefore, two separate prongs must be met for Note A to require additional disclosure: (1) there must be an involved matter and (2) other items of Schedule 14A must call for information with respect to such involved matter.

Vistana-ILG Transaction, the “Potential Vistana Transactions”). Among other reasons, Starwood pursued the separation of Vistana prior to and independent of the Marriott-Starwood Transaction, as described in the Marriott-Starwood Registration Statement. However, even if the Staff were of the view that the Marriott-Starwood Transaction “involves” the Potential Vistana Transactions, Note A would still be inapplicable to the Marriott-Starwood Transaction and would not require any additional disclosure in the Marriott-Starwood Registration Statement because there are no items of Schedule 14A that would require additional information with respect to the Potential Vistana Transactions in the Marriott-Starwood Registration Statement.

Items 1 through 13 and Items 16 through 232 of Schedule 14A are inapplicable to the Potential Vistana Transactions on their face. Item 14 of Schedule 14A applies to a merger or consolidation, an acquisition of securities of another person, an acquisition of any other going business or the assets of a going business, a sale or other transfer of all or any substantial part of assets or a liquidation or dissolution. As we discussed with you, the Potential Vistana Transactions do involve a “sale or other transfer” of assets by the Company. However, the Company does not believe that Item 14 would apply to such sale or other disposition because Vistana is not a “substantial part” of Starwood’s assets.

We are not aware of any Commission rules or guidance as to what constitutes a “substantial part of assets”. However, courts analyzing related state corporate law concepts generally have considered quantitative measures such as assets, revenues, operating profits and other financial metrics over different time horizons. All determinations are fact-specific. Importantly, it should be noted that the separation of Vistana does not constitute a disposition of “all or substantially all” of Starwood’s assets under the Maryland General Corporation Law, as described in the letter from Jason M. Licht, Esq. of Latham & Watkins LLP, Starwood’s counsel with respect to the Vistana-ILG Transaction, to the Staff relating to the Form 10-12G filed by Vistana on December 15, 2015 (File No.: 000-55548).

As presented in the table below, Starwood believes that Vistana has not accounted, and does not account, for a substantial part of Starwood’s consolidated business as measured by balance sheet data, such as total assets, or operating performance measures, such as total revenue, net income or Adjusted EBITDA. Only once in the last two years for which full-year audited financial statements are available has Vistana accounted for more than 20% of Starwood’s consolidated assets, revenue,

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Such items are: Date, Time and Place Information (Item 1), Revocability of Proxy (Item 2), Dissenters’ Right of Appraisal (Item 3), Persons Making the Solicitation (Item 4), Interest of Certain Persons in Matters to be Acted Upon (Item 5), Voting Securities and Principal Holders Thereof (Item 6), Directors and Executive Officers (Item 7), Compensation of Directors and Executive Officers (Item 8), Independent Public Accountants (Item 9), Compensation Plans (Item 10), Authorization or Issuance of Securities Otherwise than for Exchange (Item 11), Modification or Exchange of Securities (Item 12), Financial Information to be furnished if action is taken with respect to any matter specified in Items 11 or 12 (Item 13), Restatement of Accounts (Item 16), Action with Respect to Reports (Item 17), Matters Not Required to Be Submitted (Item 18), Amendment of Charter, Bylaws and Other Documents (Item 19), Other Proposed Action (Item 20), Voting Procedures (Item 21), Information Required in Investment Company Proxy Statement (Item 22) and Delivery of Documents to Security Holders Sharing an Address (Item 23).

income or Adjusted EBITDA. In those periods, Vistana has accounted for between 17.96% and 18.52% of Starwood’s consolidated assets, between 15.39% and 18.84% of Starwood’s consolidated revenue, between 11.85% and 21.89% of Starwood’s consolidated net income and between 12.03% and 16.27% of Starwood’s consolidated Adjusted EBITDA.

In millions	As of and for the 9 months ending			As of and for the 12 months ending
	September 30, 2015			December 31, 2014			December 31, 2013
	Starwood (1)	Vistana (2)	Percentage Vistana	Starwood	Vistana	Percentage Vistana	Starwood	Vistana	Percentage Vistana
Total Assets	$8,185	$1,516	18.52%	$8,659	$1,562	18.04%	$8,762	$1,574	17.96%
Total Revenue	$4,330	$705	16.28%	$5,983	$921	15.39%	$6,115	$1,152	18.84%
Net Income	$323	$54	16.72%	$633	$75	11.85%	$635	$139	21.89%
Adjusted EBITDA (3)(4)	$879	$143	16.27%	$1,238	$158	12.76%	$1,263	$152	12.03%

(1)	Total assets, total revenue and net income for Starwood is presented in Starwood’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015. Adjusted EBITDA for Starwood is presented in its earnings releases for the years ended December 31, 2014 and 2013 and for the quarter ended September 30, 2015, each of which was furnished with the Commission on Form 8-K.

(2)	Total assets, total revenue, net income and Adjusted EBITDA for Vistana is presented in Amendment No. 1 to the Registration Statement on Form S-4 filed by ILG on January 26, 2016 (File No. 333-208567).

(3)	Adjusted EBITDA for Starwood is defined as net income plus (1) interest expense, (2) income tax (benefit) expense, (3) depreciation and amortization, (4) loss on asset dispositions and impairments, net, (5) restructuring and other special charges (credits), net, (6) loss on early extinguishment of debt, net, and (7) gain on sale of a unconsolidated joint venture hotel.

(4)	Adjusted EBITDA for Vistana is defined as net income attributable to common stockholders plus (1) interest net, (2) income tax expense, (3) depreciation and amortization, (4) loss on asset dispositions and impairments, net, (5) restructuring (credits)/charges, net, (6) non-cash compensation expense, (7) residential segment earnings and (8) percentage of completion deferral adjustment.

Starwood also believes that the relative amount of consideration to be received by Starwood’s stockholders in the separate Vistana-ILG Transaction and the Marriott-Starwood Transaction supports the conclusion that Vistana is not a “substantial part” of Starwood’s business. As discussed in the press release announcing the Marriott-Starwood Transaction, which was filed by Starwood on Form 8-K on November 16, 2015 and which is incorporated by reference into the Marriott-Starwood Registration Statement, the total estimated value to be received by Starwood’s stockholders as a result of the Vistana disposition was estimated to be $7.80 per share, whereas the value to be received by Starwood’s stockholders as a result of the Marriott-Starwood Transaction was estimated to be $72.08 per share.3 As such, the value to be received from the Vistana disposition is less than 10% of the total value from both transactions.

Qualitative factors also support the conclusion that Vistana is not a “substantial part” of Starwood’s business. The disposition of the Vistana timeshare and exchange business would not change the nature of Starwood’s core hotel and lodging business. As discussed in the ILG Registration Statement, Starwood’s Board approved the Vistana-ILG Transaction because, among other reasons, it is expected to enable Starwood to better execute its asset-light strategy and optimize the value of its existing hotel business and is expected to increase management’s focus on Starwood’s lodging business.

Taking all the considerations together, Starwood believes that the quantitative and qualitative analysis supports the conclusion that Vistana is not a substantial part of Starwood’s assets and, as such, that Item 14 of Schedule 14A (assuming it applied) would not require that Marriott and Starwood include additional disclosure regarding the Vistana-ILG Transaction or any other Potential Vistana Transaction in the Marriott-Starwood Registration Statement.

Item 15 of Schedule 14A applies to the acquisition or disposition of any property. The Vistana-ILG Transaction involves the disposition of not just property, but of an entire business, including employees, receivables, inventory and other assets. Even if Item 15 were to apply, Starwood believes that all applicable information called for by Item 15 has already been included in or incorporated by reference into the Marriott-Starwood Registration Statement. Specifically, for instance:

•	Information called for by subsection (a) of Item 15 is provided in Item 1 of Starwood’s Annual Report on Form 10-K for the year ended December 31, 2014 and in an investor presentation Exhibit 99.2 to the Form 8-K filed by Starwood on October 28, 2015 and amended on November 3, 2015, each of which is incorporated by reference into the Marriott-Starwood Registration Statement.

•	Information called for by subsections (b), (c) and (d) of Item 15 is provided in the Form 8-K filed by Starwood on October 28, 2015 and amended on November 3, 2015, each of which is incorporated by reference into the Marriott-Starwood Registration Statement.

For the foregoing reasons, Starwood believes that even if the Staff takes the view that the Marriott-Starwood Transaction “involves” the Potential Vistana

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The total estimated value of the Marriott-Starwood Transaction to Starwood’s stockholders was $72.08 based on Marriott’s 20-day volume weighted average price ending November 13, 2015. The total estimated value of the Vistana-ILG Transaction to Starwood’s stockholders was $7.80 based on ILG’s 20-day volume weighted average price ending November 13, 2015, excluding $132 million of cash consideration and reimbursement from ILG to Starwood.

Transactions, Note A would not require any additional disclosure in the Marriott-Starwood Registration Statement.

Please contact me at (212) 474-1458 with any questions or comments you may have regarding this letter or the Marriott-Starwood Registration Statement.

Very truly yours,

/s/ O. Keith Hallam, III

Sonia Gupta Barros

Assistant Director, Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Copies to:

Jennifer Gowetski

Special Counsel, Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

David L. Orlic

Special Counsel, Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Jaime John

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Sandra B. Hunter

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Kristi Marrone

Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Kenneth S. Siegel, Esq.

Chief Administrative Officer and General Counsel

Starwood Hotels & Resorts Worldwide, Inc.

One StarPoint

Stamford, Connecticut 06902

Stephen I. Glover, Esq.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, D.C. 20036

Jonathan L. Corsico, Esq.

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, D.C. 20036